Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2023 FINANCIAL RESULTS

ATHENS, Greece, July 28, 2023 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the second quarter ended June 30, 2023.

Highlights

	Three-month periods ended June 30,
	2023	2022	Increase/(Decrease)
Revenues	$88.5 million	$74.0 million	20%
Expenses (excl. impairment of vessel)	$50.6 million	$40.9 million	24%
Net Income before impairment of vessel	$15.4 million	$20.4 million	(25%)
Less: Impairment of vessel	$8.0 million	—	—
Net Income	$7.4 million	$20.4 million	(64%)
Net Income per common unit	$0.36	$1.00	(64%)
Average number of vessels[1]	22.1	21.0	5%

•	Operating Surplus[2] and Operating Surplus after the quarterly allocation to the capital reserve for the second quarter of 2023 were $38.2 million and $3.2 million, respectively.

•	Announced common unit distribution of $0.15 for the second quarter of 2023.

•	Took delivery of the M/V Buenaventura Express with long term employment in place.

•	Agreed to sell the 179,221 DWT dry cargo vessel M/V Cape Agamemnon.

•	Repurchased during the second quarter of 2023 156,560 common units at an average cost of $13.30 per unit.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

[2]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Overview of Second Quarter 2023 Results

Net income for the quarter ended June 30, 2023, was $7.4 million or $15.4 million before the impairment from the agreed sale of the M/V Cape Agamemnon, compared with net income of $20.4 million for the second quarter of 2022. Taking into account the interest attributable to the general partner and the allocation of net income to unvested units, net income per common unit for the quarter ended June 30, 2023, was $0.36 or $0.75 before the impairment from the agreed sale of the M/V Cape Agamemnon, compared to net income per common unit of $1.00 for the second quarter of 2022. The decrease in net income was primarily attributable to increased interest expense and finance cost, resulting from the increase in the Partnership’s total average indebtedness and the increase in the weighted average interest rate compared to the second quarter of 2022, the increase in operating expenses as a result of the net increase in the average size of our fleet and costs incurred during scheduled maintenance of certain of our vessels.

Total revenue for the quarter ended June 30, 2023, was $88.5 million, compared to $74.0 million during the second quarter of 2022. The increase in revenue was primarily attributable to the revenue contributed by the newbuilding vessels acquired by the Partnership, namely the M/V Manzanillo Express, which was delivered to the Partnership in the fourth quarter of 2022, the M/V Itajai Express and the LNG Carrier (“LNG/C”) Asterix I, which were delivered to the Partnership in the first quarter of 2023, and the M/V Buenaventura Express, which was delivered in the second quarter of 2023, as well as the increase in the daily rate earned by two of the Partnership’s LNG/C vessels effective since September 1, 2022, partly offset by the sale of two 8,266 twenty-foot equivalent (“TEU”) container vessels in July 2022.

Total expenses for the quarter ended June 30, 2023, were $58.6 million, compared to $40.9 million in the second quarter of 2022. Total vessel operating expenses during the second quarter of 2023 amounted to $23.5 million, compared to $16.4 million during the second quarter of 2022. The increase in vessel operating expenses was mainly due to the net increase in the average number of vessels in our fleet and costs incurred during scheduled maintenance underwent by certain of our vessels. Total expenses for the second quarter of 2023 also include a non-cash impairment charge of $8.0 million that we recognized on the date we agreed to sell the M/V Cape Agamemnon and vessel depreciation and amortization of $20.9 million, compared to $17.7 million in the second quarter of 2022. The increase in depreciation and amortization during the second quarter of 2023 was mainly attributable to the net increase in the average size of our fleet, partly offset by lower amortization of deferred dry-docking costs. General and administrative expenses for the second quarter of 2023 amounted to $2.3 million, in line with the second quarter of 2022.

Total other expense, net for the quarter ended June 30, 2023, was $22.6 million compared to $12.6 million for the second quarter of 2022. Total other expense, net includes interest expense and finance costs of $25.5 million for the second quarter of 2023, compared to $11.7 million for the second quarter of 2022. The increase in interest expense and finance costs was mainly attributable to the increase in the Partnership’s average indebtedness and the increase in the weighted average interest rate compared to the second quarter of 2022. Total other expense, net also includes an unrealized gain of $2.6 million resulting from the change in the fair value of the cross-currency swap agreement not designated as an accounting hedge and the decrease in the U.S. Dollar equivalent of our euro-denominated bonds issued in October 2021.

Capitalization of the Partnership

As of June 30, 2023, total cash amounted to $104.7 million. Total cash includes restricted cash of $11.7 million, which represents the minimum liquidity requirement under our financing arrangements.

As of June 30, 2023, total partners’ capital amounted to $649.4 million, an increase of $11.0 million compared to $638.4 million as of December 31, 2022. The increase reflects net income for the six months ended June 30, 2023, other comprehensive income of $1.7 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge and the amortization associated with the equity incentive plan of $1.9 million, partly offset by distributions declared and paid during the period in a total amount of $6.2 million and the cost of repurchasing our common units under our Unit Repurchase Program for an aggregate amount of $3.8 million.

As of June 30, 2023, the Partnership’s total debt was $1,631.7 million before financing fees, reflecting an increase of $332.5 million compared to $1,299.2 million as of December 31, 2022. The increase is attributable to a $5.0 million increase in the U.S. Dollar equivalent of our euro-denominated bonds as of June 30, 2023, the drawdowns of: a) $100.0 million under a new credit facility to partly finance the acquisition of the M/V Buenaventura Express in June 2023, b) $184.0 million under a sale and leaseback transaction to partly finance the acquisition of the LNG/C Asterix I in February 2023 and c) $108.0 million under a new financing arrangement to partly finance the acquisition of the M/V Itajai Express in January 2023, partly offset by the scheduled principal payments for the period of $41.1 million and the early repayment in full of the facility we entered into with CMB Financial Leasing Co., Ltd in February, 2021, of a total amount of $23.4 million.

Operating Surplus

Operating surplus for the quarter ended June 30, 2023, amounted to $38.2 million, compared to $36.3 million for the previous quarter ended March 31, 2023, and $43.9 million for the quarter ended June 30, 2022. We allocated $35.0 million to the capital reserve, an increase of $1.6 million compared to the previous quarter due to the increased debt amortization resulting from the drawdown of the M/V Buenaventura Express facility. Operating surplus for the quarter ended June 30, 2023, after the quarterly allocation to the capital reserve, was $3.2 million.

Delivery of the M/V Buenaventura Express

On June 20, 2023, the Partnership took delivery of the M/V Buenaventura Express, the last of three 13,000 TEU container vessels we acquired together with the LNG/C Asterix I. The vessel commenced its ten-year employment with Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”), which maintains three two-year options to extend the charter. The acquisition of the M/V Buenaventura Express was funded through a combination of (a) a cash deposit of $6.0 million advanced in 2022, (b) $100.0 million drawdown under a new credit facility and

(c) $16.5 million of cash at hand. The new credit facility was extended by a syndicate of banks with Cathay United Bank and Bank Sinopac Co. Ltd as Mandated Lead Arrangers and Bookrunners, and Taishin International Bank Co. Ltd and Woori Bank Singapore Branch as Mandated Lead Arrangers. It has quarterly principal repayments of $1.6 million, an eight-year term and a balloon payment of $50.0 million due in June 2031.

Fleet Upgrade

In the second quarter of 2023, the Partnership completed the scheduled drydock of M/V Athos and M/V Athenian and the installation of a Sulphur oxides (“SOx”) scrubber system. In addition, both vessels were retrofitted with a bulbous bow and silyl acrylate self-polishing technology hull coating, which are both expected to improve the energy efficiency of the vessels. The M/V Aristomenis completed its scheduled drydock and was retrofitted with the same upgrades in July 2023. The Partnership has reached a commercial agreement with Hapag Lloyd, whereby the latter will refund part of the total cost of the upgrades to the Partnership.

Sale of Dry Cargo Vessel M/V Cape Agamemnon

On June 27, 2023, the Partnership agreed to sell the dry cargo vessel M/V Cape Agamemnon (179,221 DWT, built 2010, Sungdong Shipbuilding & Marine Engineering Co., Ltd, South Korea) to an unaffiliated party. Delivery of the M/V Cape Agamemnon to the buyer is expected by October 2023. In view of the agreed sale, the Partnership classified the vessel as held for sale and recorded a non-cash impairment charge of $8.0 million.

Russia-Ukraine Conflict

Due to the ongoing conflict in Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia, and certain other countries or regions, to impose severe economic pressure on the Russian economy and government.

Current U.S. and E.U. sanctions regimes do not materially affect the business, operations or financial condition of the Partnership and, to the Partnership’s knowledge, the Partnership’s counterparties are currently performing their obligations under their respective time charters in compliance with applicable U.S. and E.U. rules and regulations. Sanctions legislation has been changing and the Partnership continues to monitor such changes as applicable to the Partnership and its counterparties.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“In the second quarter of 2023, we successfully completed our latest acquisition cycle, which included three newbuilding 13,000 TEU eco container vessels, each with a ten-year charter attached, and one latest generation LNG/C with a seven-year charter attached. Furthermore, we have completed significant energy efficiency upgrades to the M/V Athos, the M/V Athenian and the M/V Aristomenis, improving the overall efficiency and carbon footprint of our fleet. Finally, we have agreed to sell the dry cargo M/V Cape Agamemnon, a non-core asset for the Partnership, continuing to execute on the strategic renewal of our fleet..”

Unit Repurchase Program

On January 25, 2021, the Board of Directors of the Partnership (the “Board”) approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, which was effective for a period of two years through January 2023.

On January 26, 2023, the Board approved a new unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2025. During the quarter ended June 30, 2023, the Partnership repurchased 156,560 common units at an average cost of $13.30 per unit.

The Partnership has repurchased a total of 1,058,030 common units since the launching of the first unit repurchase plan on February 19, 2021, at an average cost of $13.44 per unit.

Quarterly Common Unit Cash Distribution

On July 20, 2023, the Board declared a cash distribution of $0.15 per common unit for the second quarter of 2023 payable on August 8, 2023, to common unit holders of record on August 2, 2023.

Market Commentary Update

LNG market

Despite the seasonal softening of spot and term rates from the highs of the fourth quarter of 2022, demand for LNG/Cs remains strong. As of July 2023, the 174k cbm 1-year Time Charter rate stands at $140,000/day. Overall, analysts expect the term market to tighten as we approach the winter period, particularly for modern vessels, in view of increased commodity demand.

Trade patterns remain consistent, with the bulk of U.S. LNG heading to Europe, maintaining last year’s import levels. Expected LNG trade growth stands at 4.4% for 2023, and 4.2% for 2024, reaching 432.9 million tonnes per annum. Corresponding tonne-mile trade growth is estimated at 4.5% for 2023 and 5.1% for 2024.

Container market

Container market conditions in the first half of 2023 were relatively soft due to weaker trade volumes and reduced port congestion. Freight rates have been fluctuating in recent months but have generally returned to levels closer to historical averages, while vessel charter rates exhibited divergent trends during this period. Rates for larger-sized vessels experienced an increase in the past two months, while rates for feeder vessels followed a more downward trajectory.

The Clarkson’s charter rate index stood at 103 points in the first week of July 2023. Despite decreasing by 76% from the peak of April 2022, the charter rate index remains 102% higher than the average recorded during the 2010-2019 period and 1.8 times higher than the 2019 average.

The container vessel orderbook stands at approximately 27.7%, while by mid-July 2023 about 38 container vessels with approximately 73,400 TEU capacity have been demolished compared with 11 vessels with 15,890 TEU capacity in the full year of 2022.

Conference Call and Webcast

Today, July 28, 2023, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Product Partners” to the operator and/or conference ID 13740260. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 23 vessels, including seven latest generation LNG/Cs, 12 Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier vessel, which the Partnership has agreed to sell.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchases, market, vessel deliveries and charter rate expectations, and, in particular, the expected effects of recent vessel acquisitions and the Russia-Ukraine conflict on the financial condition and operations of CPLP and the container and LNG industries in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2022, filed on April 26, 2023. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2023	2022	2023	2022
Revenues	88,535	73,960	169,551	147,316

Expenses:
Voyage expenses	3,940	4,467	7,782	8,031
Vessel operating expenses	20,774	14,112	37,594	28,555
Vessel operating expenses - related parties	2,690	2,312	5,212	4,571
General and administrative expenses	2,332	2,345	5,115	3,894
Vessel depreciation and amortization	20,875	17,661	40,053	36,032
Impairment of vessel	7,956	—	7,956	—

Operating income, net	29,968	33,063	65,839	66,233

Other income / (expense), net:
Interest expense and finance cost	(25,508)	(11,714)	(49,190)	(22,052)
Other income / (expense), net	2,952	(931)	791	1,386

Total other expense, net	(22,556)	(12,645)	(48,399)	(20,666)

Partnership’s net income	7,412	20,418	17,440	45,567

General Partner’s interest in Partnership’s net income	127	348	297	789
Partnership’s net income allocable to unvested units	181	747	423	1,043
Common unit holders’ interest in Partnership’s net income	7,104	19,323	16,720	43,735
Net income per:
Common units, basic and diluted	0.36	1.00	0.85	2.26
Weighted-average units outstanding:
Common units, basic and diluted	19,550,988	19,258,982	19,639,212	19,316,608

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2023	As of December 31, 2022
Assets
Current assets
Cash and cash equivalents	$92,936	$144,635
Trade accounts receivable, net	3,535	2,102
Prepayments and other assets	5,138	7,534
Due from related party	—	3,636
Inventories	5,289	6,817
Claims	914	1,599
Assets held for sale	22,294	—

Total current assets	130,106	166,323

Fixed assets
Advances for vessels under construction – related party	—	24,000
Vessels, net	2,275,594	1,757,897

Total fixed assets	2,275,594	1,781,897

Other non-current assets
Above market acquired charters	24,244	32,320
Deferred charges, net	4,944	289
Restricted cash	11,717	10,213
Derivative asset	2,983	—
Prepayments and other assets	3,025	5,722

Total non-current assets	2,322,507	1,830,441

Total assets	$2,452,613	$1,996,764

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	$85,228	$73,213
Trade accounts payable	11,206	8,322
Due to related parties	5,575	1,016
Accrued liabilities	39,131	17,476
Deferred revenue	11,569	18,553

Total current liabilities	152,709	118,580

Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of June 30, 2023 and December 31, 2022)	1,534,194	1,215,865
Derivative liabilities	9,496	13,525
Below market acquired charters	98,701	10,368
Deferred revenue	8,130	—

Total long-term liabilities	1,650,521	1,239,758

Total liabilities	1,803,230	1,358,338

Commitments and contingencies	—	—

Total partners’ capital	649,383	638,426

Total liabilities and partners’ capital	$2,452,613	$1,996,764

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

For the six-month periods ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$17,440	$45,567
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	40,053	36,032
Impairment of vessel	7,956	—
Amortization and write-off of deferred financing costs	1,483	1,053
Amortization / accretion of above / below market acquired charters	1,520	5,956
Amortization of ineffective portion of derivatives	(156)	—
Equity compensation expense	1,864	1,162
Change in fair value of derivatives	(3,213)	12,252
Unrealized bonds exchange differences	2,989	(14,138)
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,433)	2,337
Prepayments and other assets	3,763	(1,099)
Due from related party	3,636	—
Inventories	574	(823)
Claims	685	322
Trade accounts payable	2,271	1,309
Due to related parties	4,559	1,847
Accrued liabilities	6,387	413
Deferred revenue	1,146	(1,498)

Net cash provided by operating activities	91,524	90,692

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements	(455,791)	(1,108)
Advances for vessels under construction – related party	—	(30,000)
Expenses related to the sale of vessels paid	—	(1,984)

Net cash used in investing activities	(455,791)	(33,092)

Cash flows from financing activities:
Proceeds from long-term debt	392,000	—
Deferred financing costs paid	(3,444)	(121)
Payments of long-term debt	(64,487)	(44,997)
Repurchase of common units	(3,846)	(2,935)
Dividends paid	(6,151)	(6,061)

Net cash provided by / (used in) financing activities	314,072	(54,114)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(50,195)	3,486

Cash, cash equivalents and restricted cash at beginning of period	154,848	30,987

Cash, cash equivalents and restricted cash at end of period	$104,653	$34,473

Supplemental cash flow information
Cash paid for interest	45,140	20,585
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	12,207	692
Capitalized dry-docking costs included in liabilities	5,176	29
Deferred financing costs included in liabilities	410	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	92,936	23,869
Restricted cash - non-current assets	11,717	10,604

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$104,653	$34,473

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, exchange differences on bonds, change in fair value of derivatives, impairment, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended June 30, 2023	For the three-month period ended March 31, 2023	For the three-month period ended June 30, 2022
Partnership’s net income	7,412	10,028	20,418

Adjustments to reconcile net income to operating surplus prior to Capital
Depreciation, amortization, unrealized bonds exchange differences and change in fair value of derivatives[1]	19,783	23,235	20,050
Impairment of vessel	7,956	—	—
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	3,043	3,055	3,388

Operating Surplus prior to capital reserve	38,194	36,318	43,856

Capital reserve	(34,960)	(33,350)	(31,109)

Operating Surplus after capital reserve	3,234	2,968	12,747

(Increase) / decrease in recommended reserves	(186)	103	(9,657)

Available Cash	3,048	3,071	3,090

[1]	Depreciation, amortization, unrealized bonds exchange differences and change in fair value of derivatives line item includes the following components:

•	Vessel depreciation and amortization;

•	Deferred financing costs and equity compensation plan amortization;

•	Unrealized bonds exchange differences; and

•	Change in fair value of derivatives.